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15048094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 63486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traversi Capital Advisor

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Stevenson St Suite 400
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Logged

Traversi Capital Advisors, LLC

Statement of Financial Condition

As of December 31, 2014

"Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934"

Table of Contents

RBSM LLP
Accountants & Advisors

101 Larkspur Landing Circle
Suite 311
Larkspur, CA 94939
415-306-7611

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Traversi Capitals Advisors, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Traversi Capital Advisors, LLC (the "Company") as of December 31, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Traversi Capital Advisors, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

RBSM LLP

Larkspur, California

February 25, 2015

Traversi Capital Advisors, LLC

Statement of Financial Condition

As of December 31, 2014

Assets		
Cash	$	35,637
Accounts receivable		-
Prepaid expenses		9,005
Total assets		44,642
Liabilities and member's equity		
Accounts payable and accrued liabilities	$	228
Member's equity		44,414
Total liabilities and member's equity	$	44,642

RBSM LLP
Accountants & Advisors

February 25, 2015

To the Managing Member of
Traversi Capital Advisors, LLC

February 25, 2015

To the Managing Member of
Traversi Capital Advisors, LLC

In connection with our audit of the financial statements and supplemental information of Traversi Capital Advisors, LLC, ("TCA")m for the year ended December 31, 2014 and have issued our report thereon dated February 25, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2014. TCA did have to do the exemption report for 2014 We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by TCA in its 2014 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was amortization of prepaid insurance.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. There were no unusual items noted, and e agree with management's financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, ($166 uncorrected misstatement) both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's Traversi Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Supplemental Schedule 1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of TCA and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

RBSM LLP

RBSM, LLP

RBSM LLP
Accountants & Advisors

101 Larkspur Landing
Suite 311
Larkspur, CA 94939
www.rbsmllp.com

February 24, 2015

Mr. David Traversi, CEO and Managing Member
Traversi Capital Advisors LLC
71 Stevenson Street, Suite 400
San Francisco, CA 94105

Dear Mr. Traversi:

In December 2013, the PCAOB approved PCAOB Release No. 2013-1010, *Amendments to Conform the Board's Rules and Forms to the Dodd-Frank Act and Make Certain Updates and Clarifications*, for submission to the SEC. As part of that Release, the definition of *audit committee* included in PCAOB Rule 3501 was expanded to include "person(s) who oversee(s) the accounting and financial reporting processes of the entity and audits of the financial statements of the entity." As a result, the Release clarifies that PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, is applicable to broker-dealers (including nonpublic broker-dealers).

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any such relationships as of December 31, 2014 and February 24, 2015 of which are relevant to our audits of the Company's financial statements for the year ending December 31, 2014.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you on February 25, 2015.

This letter is intended solely for use by you in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

RBSM, LLP

RBSM LLP

TRAVERSI
CAPITAL ADVISORS

Traversi Capital Advisors, LLC
71 Stevenson Street, Suite 400
San Francisco, CA 94105
800.689.7941
www.traversi.com
Member FINRA, SIPC

February 25, 2015

RBSM, LLP
101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939

Dear Sirs:

This representation letter is provided in connection with your audit of the financial statements of Traversi Capital Advisors, LLC ("TCA"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 25, 2015, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 19, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:

a. Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

b. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

  - Additional information that you have requested from us for the purpose of the audit.

- Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
- Minutes of the meetings of members and any committees of members (if applicable), or summaries of actions of recent meetings for which minutes have not yet been prepared.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- Loans to executive officers have been properly accounted for and disclosed.
- Agreements to repurchase assets previously sold or resell assets previously purchased have been properly recorded and disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Internal Revenue Service has examined the Company's Federal income tax returns through 2011. However, the Company's Federal income tax returns for 2012-14 are subject to examination by the IRS, generally for three years after they were filed. The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Accordingly, the provision for any unrecognized tax benefits in the balance sheet reflects all tax positions that the Company believes do not have greater than a 50% chance of realization after examination.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates and assumptions are reasonable in the circumstances.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. Aa uncorrected misstatement of $166 related to the amortization of insurance premium is not considered to be material (qualitatively or quantitatively to our financial statements.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP. As of the date of this letter, we are not aware of any litigation or claims that pertain to us.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in any joint accounts carried by others have been properly recorded.

- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB 740, Income Taxes, and has determined that no material liability is required to be recorded. TCA is a pass-through entity for federal and state income tax purposes.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- During 2014, we did not utilize the services of any carrying-broker. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the computation of Net Capital under Rule 15c3-1 ("Schedule I") in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Schedule I, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Schedule I have not changed from those used in the prior period. The form and content of Schedule I complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate. In 2014, there were no significant assumptions or interpretations underlying the measurement or presentation of the supplemental information.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2014 or through February 25, 2015.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2014.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, Rule 15c3-3(k)(2)(i), are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2014 and through February 25, 2015.

- Net capital computations prepared by us during the period January 1, 2014 through February 25, 2015 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2014, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Sincerely,

David M. Traversi
Chief Executive Officer of Traversi Capital Advisors, LLC, and
Sole Managing Member of Traversi & Company, LLC, the sole
owner of Traversi Capital Advisors, LLC

Traversi Capital Advisors, LLC
Exemption Report

Traversi Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. Section 240.15c3-3, and the Company claims an exemption from provisions of 17 C.F.R. § 240.15c3-3 under the exemption provision of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. Section 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2014 without exception.

Traversi Capital Advisors, LLC

I, David M. Traversi, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

David M. Traversi
Chief Executive Officer

February 16, 2015